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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of December 2007

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  _X_  Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  _____  No  __X__

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  _____  No  __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____  No  __X__


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:


     Press Release, released publicly on December 20, 2007: Jacada Announces Sale of its Application Modernization Business to Software AG for $26 Million


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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         JACADA LTD.

                                         By:     /s/  TZVIA BROIDA
                                              ----------------------------------
                                         Name:   Tzvia Broida
                                         Title:  Chief Financial Officer

Dated: December 20, 2007
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


                                  EXHIBIT INDEX

Press Release, released publicly on December 20, 2007: Jacada Announces Sale of its Application Modernization Business to Software AG for $26 Million

  Jacada Announces Sale of its Application Modernization Business to
                      Software AG for $26 Million

    Company Set to Focus Exclusively on its High Growth Call Center
                          Solutions Business


    ATLANTA--(BUSINESS WIRE)--Dec. 20, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced the sale of the company's application modernization business to Software AG (FSE:
SOW), a global leader in business infrastructure software and the fifth largest software company in Europe.

    Under the terms of the asset purchase agreement, entered into on December 19, 2007, Software AG will pay $26 million in cash to acquire select Jacada products and related customer contracts. The effective date of the transaction is January 1, 2008.

    Jacada will sell to Software AG the intellectual property and related customer contracts associated with the following Jacada products: Jacada Terminal Emulator, Jacada Studio, Jacada Innovator, Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse. Under the terms of the transaction, Jacada retains the right to develop, market, sell and support Jacada Interface Server and Jacada HostFuse in support of its call center solutions business. In addition, Jacada maintains the intellectual property rights for Jacada WorkSpace and Jacada WinFuse, and all rights to the Jacada brand and trademark.

    "This transaction marks a major milestone in the transformation of Jacada and positions us to enter 2008 with a singular focus on our call center solutions business," said Paul O'Callaghan, president of Jacada. "During the past 3 years, our call center solutions business has grown at a compounded annual growth rate of 61% and represents 95% of our $12.9 million backlog as of September 30, 2007. We expect that the growth we have seen in this business will continue at a similar pace throughout 2008. Our growing list of new customers and partners validates the market's need for and acceptance of our unified desktop and process automation solutions. We are excited to be in the position to capitalize on this new, high growth market."

    In addition to the products and customer contracts, Software AG will acquire select resources for the continued support, development and service delivery around these products and customer contracts.

    "Jacada has held a leadership position in the application modernization market for many years," said Karl-Heinz Streibich, chief executive officer at Software AG. "We believe the excellent products and talented staff will be a tremendous complement to Software AG's portfolio. Modernization is just the first step in insuring that legacy applications play a full and productive roll in today's flexible IT infrastructures. We know that Jacada customers will benefit from our technology vision and continued product innovation."

    "We believe our application modernization customers are in great hands with Software AG," said Gideon Hollander, chief executive officer of Jacada. "We are working very hard to ensure a smooth transition and we feel confident that they will continue to receive excellent support and services going forward."

    Continued Mr. Hollander, "We believe that this is the beginning of a new chapter for Jacada. We are proud of the rapid, organic growth that we have achieved to date and look forward to continued success in executing our growth strategy and delivering compelling call center solutions to the marketplace."

    Conference Call Details

    A teleconference concerning this announcement is scheduled to begin at 10:00 a.m. Eastern Time on December 20, 2007. To participate in the teleconference, please call toll-free 866.713.8395 or
617.597.5309 for international callers and provide passcode 90205059 approximately 10 minutes prior to the start time. A telephonic playback of the teleconference will be available for seven days beginning at 12:00 p.m. ET on December 20, 2007. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 52819295.

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

    About Software AG

    Software AG's 4,000 global customers achieve measurable business results by modernizing and automating their IT systems and rapidly building new systems to meet growing business demands. The company's industry-leading product portfolio includes best-in-class solutions for managing data, enabling service-oriented architecture, and improving business processes. By combining proven technology with industry expertise and best practices, our customers improve and differentiate their businesses - faster. Software AG has more than 37 years of global IT experience and approx. 3,800 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Media Contact:
             Cindy Curtin Knezevich
             770-352-1300
             cindyk@jacada.com
             or
             Investor Relations Contact:
             Peter Seltzberg
             Hayden Communications
             646-415-8972
             peter@haydenir.com